# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGENCY CENTERS CORP, CIK 0000910606
CUSIP: 758849103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: ONE INDEPENDENT DRIVE, SUITE 114, JACKSONVILLE, Florida (FL), 32202
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO: type of reporting person: parent holding company or control person (HC); sole voting power 6,364,853; shared voting power 78,076; sole dispositive power 6,720,572; shared dispositive power 80,594; aggregate amount beneficially owned 6,801,286 (3.7% of the class)

## Item 1. Issuer
Name of issuer: REGENCY CENTERS CORP
Address of issuer's principal executive offices: ONE INDEPENDENT DRIVE, SUITE 114, JACKSONVILLE, FLORIDA, 32202.

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO.
Address of principal business office or, if none, residence: 270 Park Avenue, New York, NY 10017
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6,801,286
Percent of class: 3.7
Sole power to vote or to direct the vote: 6,364,853
Shared power to vote or to direct the vote: 78,076
Sole power to dispose or to direct the disposition: 6,720,572
Shared power to dispose or to direct the disposition: 80,594

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Trust Company of Delaware;
J.P. Morgan Securities LLC;
JPMorgan Asset Management (UK) Limited;
JPMorgan Chase Bank, National Association;
J.P. Morgan Investment Management Inc.;
J.P. Morgan Mansart Management Limited;
Security Capital Research & Management Inc.;
JPMorgan Asset Management (China) Company Limited;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO: Rachel Tsvaygoft, Vice President (05/05/2026)